OMB APPROVAL
OMB Number:	3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Galaxy Nutritional Foods, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36317Q104

(CUSIP Number)

Leonard, Street and Deinard, P.A. Attn: Mark S. Weitz, Esq. 150 South Fifth Street, Suite 2300 Minneapolis, MN 55402 612-335-1500

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

Two Sound View Drive, Suite 300

Greenwich, CT 06830

203-987-3501

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36317Q104	13D	Page 2 of 19 Pages

1.	Names of Reporting Persons. Galaxy Partners, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 23,103,435
9. Sole Dispositive Power
10. Shared Dispositive Power 23,103,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 3 of 19 Pages

1.	Names of Reporting Persons. Timothy S. Krieger
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 23,103,435
9. Sole Dispositive Power
10. Shared Dispositive Power 23,103,435

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 4 of 19 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,851,923
9. Sole Dispositive Power
10. Shared Dispositive Power 9,851,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 5 of 19 Pages

1.	Names of Reporting Persons. Charles M. B. Goldman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,851,923
9. Sole Dispositive Power
10. Shared Dispositive Power 9,851,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 6 of 19 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,851,923
9. Sole Dispositive Power
10. Shared Dispositive Power 9,851,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 36317Q104	13D	Page 7 of 19 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,851,923
9. Sole Dispositive Power
10. Shared Dispositive Power 9,851,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 8 of 19 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,851,923
9. Sole Dispositive Power
10. Shared Dispositive Power 9,851,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 36317Q104	13D	Page 9 of 19 Pages

1.	Names of Reporting Persons. MW1 LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,292,315
9. Sole Dispositive Power
10. Shared Dispositive Power 9,292,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 36317Q104	13D	Page 10 of 19 Pages

1.	Names of Reporting Persons. Andromeda Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 9,292,315
9. Sole Dispositive Power
10. Shared Dispositive Power 9,292,315

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,663,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 87.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 36317Q104	Page 11 of 19 Pages

This Amendment No. 4 to the joint statement on Schedule 13D relating to the common stock, par value $0.01 per share, of Galaxy Nutritional Foods, Inc., a Delaware corporation, initially filed by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008, as amended by Amendment No. 1 filed by Galaxy Partners, L.L.C. and Timothy Krieger on December 31, 2008, Amendment No. 2 filed by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman and Scott P. Scharfman on February 9, 2009 and Amendment No. 3 filed by Galaxy Partners, L.L.C., Timothy Krieger, Mill Road Capital, L.P., Mill Road Capital GP LLC, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, MW1 LLC and Andromeda Acquisition Corp. on May 5, 2009 (“Amendment No. 3”) (as amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1. Items 2(a) through (f) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“(a) Galaxy Partners, the Fund and Richard Antonelli (each, a “Member” and, collectively, the “Members”) are the members of MW1, which controls Purchaser in its capacity as the sole shareholder of Purchaser.”

(b) The residence address of Mr. Antonelli is 35 Princess Pine Drive, East Greenwich, Rhode Island 02818.

(c) In anticipation of his employment by the Issuer, Mr. Antonelli currently has no principal employment or employer.

(d) Mr. Antonelli has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Antonelli was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

(f) Mr. Antonelli is a citizen of the United States.”

2. Item 3 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 7, 2009, the Fund, Galaxy Partners and Mr. Antonelli entered into an Amended and Restated Limited Liability Company Operating Agreement of MW1 (the “MW1 Operating Agreement’), pursuant to which, among other things, (i) Galaxy Partners will contribute its 13,811,120 shares of Common Stock to MW1, (ii) Mill Road will contribute its 559,608 shares of Common Stock to MW1 and (iii) MW1, upon receipt of such shares of Common Stock, may contribute all such shares of Common Stock to Purchaser. A copy of the MW1 Operating Agreement is filed as Exhibit K hereto and is incorporated herein by reference.

CUSIP No. 36317Q104	Page 12 of 19 Pages

On May 6, 7, and 8, 2009, an additional 100 shares, 56,668 shares, and 68,131 shares, respectively, of Common Stock tendered during the subsequent offering period of the Offer were accepted for payment by Purchaser. The Fund contributed to MW1 the $44,963.64 necessary to acquire such shares of Common Stock using working capital from the Fund. MW1 then contributed to Purchaser the $44,963.64 in order to facilitate the purchase of, and payment for, such shares of Common Stock.”

3. Item 4 of the Schedule 13D shall hereby be amended and supplemented by adding the words “and Mr. Antonelli” after the words “Mr. Jacobs” in the first sentence of the last paragraph of Item 4 as set forth in Amendment No. 3. In addition, Item 4 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 8, 2009, Purchaser extended the subsequent offering period of the Offer until 5:00 p.m., Eastern time, on May 14, 2009, unless extended. As of 5:00 p.m., Eastern time, on May 7, 2009, 236,503 shares of Common Stock were tendered during the subsequent offering period and were accepted for payment by Purchaser. Any additional shares of Common Stock validly tendered during the subsequent offering period will be immediately accepted for payment by Purchaser.”

4. Item 5(a) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“In the aggregate, the Reporting Persons, as a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, including Mr. Jacobs and Mr. Antonelli, beneficially own a total of 23,663,043 shares of Common Stock, representing approximately 87.5% of the outstanding shares of Common Stock. The Fund, the GP, as the sole general partner of the Fund, and each Manager, as a management committee director of the GP, each may be deemed to beneficially own 23,663,043 shares of Common Stock, representing approximately 87.5% of the outstanding shares of Common Stock. Galaxy Partners and Timothy Krieger, as the sole manager and governor of Galaxy Partners, each may be deemed to beneficially own 23,663,043 shares of Common Stock, representing approximately 87.5% of the outstanding shares of Common Stock. MW1 and Purchaser each may be deemed to beneficially own 23,663,043 shares of Common stock, representing approximately 87.5% of the outstanding shares of Common Stock. These percentages of beneficial ownership are based on a total of 27,051,294 shares of Common Stock outstanding as of February 10, 2009.”

5. Item 5(b) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“By virtue of their positions as management committee directors of the GP, each of the Managers has the shared authority to vote and dispose of the 9,851,923 shares of Common Stock reported in this joint statement Schedule 13D on behalf of the Fund. By virtue of his position as a member and the sole manager and governor of Galaxy Partners L.L.C., Timothy Krieger may be deemed to have the shared authority to vote and dispose of the 23,103,435 shares of Common Stock reported in this joint statement Schedule 13D on behalf of Galaxy Partners. By virtue of their positions as Directors of MW1, Justin Jacobs and

CUSIP No. 36317Q104	Page 13 of 19 Pages

Timothy S. Krieger have the shared authority to vote and dispose of the 9,292,315 shares of Common Stock reported in this joint statement Schedule 13D on behalf of MW1. As the sole director and executive officer of Purchaser, Justin Jacobs has the shared authority to vote and dispose of the 9,292,315 shares reported in this joint statement Schedule 13D on behalf of Purchaser.”

6. Item 5(c) of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 6, 7, and 8, 2009, an additional 100 shares, 56,668 shares, and 68,131 shares, respectively, of Common Stock tendered during the subsequent offering period of the Offer were accepted for payment and purchased by Purchaser.”

7. Item 6 of the Schedule 13D shall hereby be amended and supplemented by adding the following:

“On May 7, 2009, the Fund, Galaxy Partners and Mr. Antonelli entered into the MW1 Operating Agreement. Under the MW1 Operating Agreement, the Fund and Galaxy Partners each own 500,000 Class A Units of MW1. In exchange for the Class A Units, (i) Galaxy Partners will contribute its 13,811,120 shares of Common Stock to MW1, (ii) the Fund will contribute its 559,608 shares of Common Stock to MW1 and (iii) the Fund will contribute to MW1 the funds necessary to facilitate the purchase of, and payment for, the shares of Common Stock tendered in the Offer. Under the MW1 Operating Agreement, MW1 may contribute these shares of Common Stock and cash to Purchaser.

In addition, 111,111 Class B Units of MW1 have been reserved for issuance to management, of which 55,556 Class B Units will be issued to Mr. Antonelli upon completion of the merger of Purchaser with and into the Issuer.

As further described in the MW1 Operating Agreement, distributions made by MW1 from time to time will be allocated as follows: (i) the first $2.75 million of distributions will go to Galaxy Partners, and will be deemed a purchase of 7,638,889 of the shares of Common Stock contributed at the Offer price of $0.36 per share, (ii) the next $10 million of distributions will be split between Galaxy Partners and the Fund, and (iii) the remaining distributions will be allocated based on unit ownership percentages. To the extent that the Class A holders receive a specified return on investment, the distributions allocated based on unit ownership percentages will be increased for the Class B unitholders.

The MW1 Operating Agreement sets forth the terms under which MW1 and the Issuer will be governed. The MW1 Operating Agreement provides that MW1 will be governed by an executive committee of three directors, consisting of one director appointed by the Fund, who will initially be Justin Jacobs, one director appointed by Galaxy Partners, who initially will be Timothy Krieger, and one management director, who will initially be Mr. Antonelli. Following the closing of the merger of Purchaser with and into the Issuer, the Issuer will be governed by the same board structure, and Mr. Antonelli will become the Chief Executive Officer of the Issuer.

CUSIP No. 36317Q104	Page 14 of 19 Pages

The above description of the MW1 Operating Agreement is only a summary and is qualified in its entirety by the full terms of the MW1 Operating Agreement, which is filed as Exhibit K hereto and is incorporated herein by reference.”

8. Item 7 of the Schedule 13D shall hereby be amended by adding Exhibit K as follows:

“Exhibit K Amended and Restated Limited Liability Company Agreement of MW1 LLC, dated as of May 7, 2009, by and among Mill Road Capital, L.P., Galaxy Partners and Richard Antonelli.”

9. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

CUSIP No. 36317Q104	Page 15 of 19 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2009

GALAXY PARTNERS, L.L.C.

By:	/s/ Timothy Krieger
Timothy Krieger
Manager

TIMOTHY KRIEGER

/s/ Timothy Krieger
Timothy Krieger

CUSIP No. 36317Q104	Page 16 of 19 Pages

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Name:	Charles M. B. Goldman
Title:	Management Committee Director

THOMAS E. LYNCH

/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CHARLES M. B. GOLDMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman

SCOTT P. SCHARFMAN

/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

CUSIP No. 36317Q104	Page 17 of 19 Pages

MW1 LLC

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	Director

ANDROMEDA ACQUISITION CORP.

By:	/s/ Justin Jacobs
Name:	Justin Jacobs
Title:	President

CUSIP No. 36317Q104	Page 18 of 19 Pages

Exhibit Index

Exhibit No.	Description
Exhibit A	Joint Filing Agreement, dated November 26, 2008, by and among Galaxy Partners, L.L.C. and Timothy Krieger (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit A to the Schedule 13D and incorporated herein by reference).

Exhibit B	Power of Attorney for Galaxy Partners, L.L.C. and Timothy Krieger, dated November 26, 2008 (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit B to the Schedule 13D and incorporated herein by reference).

Exhibit C	Stock Purchase Agreement by and among Galaxy Partners, L.L.C., Galaxy Nutritional Foods, Inc., and Frederick DeLuca, dated November 18, 2008 (filed with the SEC by Galaxy Nutritional Foods, Inc. on November 21, 2008 as Exhibit 10.1 to the Form 8-K and incorporated herein by reference).

Exhibit D	Promissory Note, dated November 6, 2008, between Galaxy Partners and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit D to the Schedule 13D and incorporated herein by reference).

Exhibit E-1	Membership Interest Pledge and Security Agreement, and Guaranty, dated November 6, 2008, between Timothy Krieger and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-1 to the Schedule 13D and incorporated herein by reference).

Exhibit E-2	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael Tufte and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-2 to the Schedule 13D and incorporated herein by reference).

Exhibit E-3	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between DBJ 2001 Holdings, LLC and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-3 to the Schedule 13D and incorporated herein by reference).

Exhibit E-4	Membership Interest Pledge and Security Agreement, dated November 18, 2008, between Michael D. Slyce and Robert Schachter (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit E-4 to the Schedule 13D and incorporated herein by reference).

Exhibit F	Consultant Agreement by and among Galaxy Partners, L.L.C., David H. Lipka and Fairway Dairy and Ingredients LLC, dated September 30, 2008 (filed with the SEC by Galaxy Partners, L.L.C. and Timothy Krieger on November 28, 2008 as Exhibit F to the Schedule 13D and incorporated herein by reference).

CUSIP No. 36317Q104	Page 19 of 19 Pages

Exhibit G	Joint Filing Agreement, dated February 6, 2009, by and among Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit G to the Schedule 13D/A and incorporated herein by reference).

Exhibit H	Term Sheet, dated February 6, 2009, between Mill Road Capital, L.P. and Galaxy Partners (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit H to the Schedule 13D/A and incorporated herein by reference).

Exhibit I	Standstill Agreement, dated February 6, 2009, between Mill Road Capital, L.P. and Galaxy Partners (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC and Mill Road Capital, L.P. on February 9, 2009 as Exhibit I to the Schedule 13D/A and incorporated herein by reference).

Exhibit J	Joint Filing Agreement, dated May 5, 2009, by and among Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. (filed with the SEC by Galaxy Partners, L.L.C., Timothy Krieger, Thomas E. Lynch, Charles M. B. Goldman, Scott P. Scharfman, Mill Road Capital GP LLC, Mill Road Capital, L.P., MW1 LLC and Andromeda Acquisition Corp. on May 5, 2009 as Exhibit J to the Schedule 13D/A and incorporated herein by reference).

Exhibit K	Amended and Restated Limited Liability Company Agreement of MW1 LLC, dated May 7, 2009, by and among Mill Road Capital, L.P., Galaxy Partners, L.L.C. and Richard Antonelli.